

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

January 10, 2011

Mr. Adrian Kowalewski
Executive Vice President and
Chief Financial Officer
American Apparel, Inc.
747 Warehouse Street
Los Angeles, CA 90021

Re: American Apparel, Inc. (the "Company")
   File 001-32697

Dear Mr. Kowalewski:

  We received your letter of January 5, 2011 regarding notification the Company received from Deloitte & Touche LLP ("Deloitte"). You have asked us to waive the requirement to file a new attestation report on internal control over financial reporting for the year ended December 31, 2009. Based on a review of the facts and circumstances described in your letter and the related Item 4-02(b) to Form 8-K filed on December 21, 2010, we are unable to grant your request. In this regard, please take the following actions:

a) File an amendment to your December 31, 2009 Form 10-K to remove Deloitte's attestation report on internal control over financial reporting and their audit report on the 2009 financial statements. Since the audit report is being removed, please label the 2009 financial statements "unaudited." Deloitte's consent filed as Exhibit 23.1 to that Form 10-K also should be removed. Please file this amendment without delay.

b) File another amendment to your December 31, 2009 Form 10-K to include your current auditors' new 2009 attestation report on internal control over financial reporting and audit report on the 2009 financial statements when they become available. The notation that the 2009 financial statements were unaudited may be removed at that time. A new consent from your current auditors also should be included with this amendment.

  Our position as described above is based on the information included in your letter. Materially new or different information could lead to a different conclusion. If you have any questions concerning this matter, please call me at (202) 551-3400.

       Sincerely,

       Joel K. Levine
       Associate Chief Accountant